Exhibit 99.2      Press Release



PRESS RELEASE
July 25, 2002               For further information contact:
                                 David M. Bradley
                                 Chairman, President and Chief Executive Officer North Central Bancshares, Inc.
                                 825 Central Avenue  PO Box 1237
                                 Fort Dodge, Iowa 50501
                                 515-576-7531

            NORTH CENTRAL BANCSHARES, INC. ANNOUNCES RECORD EARNINGS
                           FOR SECOND QUARTER OF 2002

Fort Dodge, Iowa -- North Central Bancshares, Inc. (the "Company") (Nasdaq:
FFFD), the holding company for First Federal Savings Bank of Iowa (the "Bank"), announced today that the Company earned a record $0.81 diluted earnings per share for the quarter ended June 30, 2002, compared to diluted earnings per share of $0.59 for the quarter ended June 30, 2001, an increase in diluted earnings per share of 37.3%. In dollars, the Company's net income was a record $1.4 million for the quarter ended June 30, 2002, as compared to $1.1 million for the quarter ended June 30, 2001, an increase of 28.2%. The Company's net income was $2.7 million, or diluted earnings per share of $1.52, for the six months ended June 30, 2002, compared to $2.1 million, or diluted earnings per share of $1.10, for the six months ended June 30, 2001.

Total assets at June 30, 2002 were $405.0 million as compared to $379.4 million at December 31, 2001. The increase in assets resulted primarily from an increase in loans, offset by a decrease in securities available-for-sale and interest-bearing cash. Loans increased by $35.2 million, or 11.4%, to $343.2 million at June 30, 2002 from $308.0 million at December 31, 2001. The increase in loans was funded in part by increases in deposits and borrowings and decreases in securities available-for-sale and interest-bearing cash. At June 30, 2002, net loans consisted of $153.5 million of one-to-four family loans, $78.6 million of multifamily real estate loans, $58.7 million of commercial real estate loans and $52.4 million of consumer loans. The increase in loans was primarily due to the purchases of $53.5 million of multifamily and commercial real estate loans. Securities available-for-sale decreased $5.7 million, or 18.2%, from $31.4 million at December 31, 2001 to $25.7 million at June 30, 2002. The decrease in securities available-for-sale was primarily due to calls and maturities. Interest-bearing cash decreased $4.9 million, or 27.5%, from $17.7 million at December 31, 2001 to $12.8 million at June 30, 2002.

Deposits increased $11.9 million, or 4.4%, to $280.7 million at June 30, 2002 from $268.8 million at December 31, 2001. Other borrowed funds increased $12.2 million, or 17.1%, to $83.6 million at June 30, 2002 from $71.4 million at December 31, 2001. The increase in the deposits and borrowed funds were used in part to fund asset growth.

Nonperforming assets were 0.41% of total assets as of June 30, 2002 compared to 0.36% of total assets as of December 31, 2001. The allowance for loan losses was $3.1 million, or 0.90% of total loans, at June 30, 2002, compared to $2.9 million, or 0.92% of total loans, at December 31, 2001.

The net interest spread of 3.14% for the quarter ended June 30, 2002 represented an increase from the net interest spread of 2.62% for the quarter ended June 30, 2001. The net interest margin of 3.44% for the quarter ended June 30, 2002 represented an increase from the net interest margin of 2.95% for the quarter ended June 30, 2001. Net interest income for the quarter ended June 30, 2002 was $3.3 million, compared to net interest income of $2.7 million for the quarter ended June 30, 2001.

                                     -MORE-

The Company's provision for loan losses was $90,000 and $60,000 for the quarters ended June 30, 2002 and 2001, respectively. The increase in the provision for loan losses was due primarily to increases in the loan portfolio and nonperforming assets. The Company establishes provisions for loan losses, which are charged to operations, in order to maintain the allowance for loan losses at a level which is deemed to be appropriate based upon an assessment of prior conditions, the volume and type of loans in the Bank's portfolio, and other factors related to the collectibility of the Bank's loan portfolio.

Stockholders' equity was $37.8 million at June 30, 2002, compared to $35.9 million at December 31, 2001. Stockholders' equity increased by $1.9 million primarily due to earnings and the exercise of stock options, offset in part by stock repurchases and declared dividends. Book value, or stockholders' equity per share, at June 30, 2002 was $22.20 compared to $21.12 at December 31, 2001. The ratio of stockholders' equity to total assets was 9.3% at June 30, 2002, as compared to 9.5% at December 31, 2001.

All stockholders of record on June 17, 2002, received a quarterly cash dividend of $0.18 per share on July 5, 2002. On February 21, 2002, the Company commenced a new stock repurchase program for 100,000 shares, of which 48,700 shares remain to be repurchased. The Company has 1,702,680 shares of common stock currently outstanding.

During the six months ended June 30, 2002, the Company repurchased a total of 62,000 shares or approximately 3.6% of its outstanding shares of common stock at prevailing market prices averaging $24.42 per share. Since its formation in 1996, the Company has invested a total of $41.5 million in the repurchase of 2,425,767 shares of its outstanding stock.

The Bank received approval in April, 2002 from the Iowa Finance Authority to construct a 23-unit low-income housing tax credit apartment building for the elderly in Fort Dodge, Iowa. Construction on this project has begun and we anticipate that the project will be completed in the first quarter of 2003. Total cost of the project is expected to be $1.6 million.

North Central Bancshares, Inc. serves north central and southeastern Iowa at nine full service locations in Fort Dodge, Nevada, Ames, Perry, Ankeny, Burlington and Mount Pleasant, Iowa through its wholly owned subsidiary, First Federal Savings Bank of Iowa, headquartered in Fort Dodge, Iowa. Construction has begun on a new 5,000 square foot facility in Ankeny, Iowa. The Bank's Ankeny office will relocate to this new office when completed, sometime during the first quarter of 2003.

The Bank's deposits are insured by the Federal Deposit Insurance Corporation under the full extent permitted by law. The Company's stock is traded on The Nasdaq National Market under the symbol "FFFD".

Statements contained in this news release, which are not historical facts, contain forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risk and uncertainties which could cause actual results to differ materially from those currently anticipated due to a number of factors, which include, but are not limited to, factors discussed in documents filed by the Company with the Securities and Exchange Commission from time to time. The Company or the Bank does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by or on behalf of the Company or the Bank.

For more information contact: David M. Bradley, President and Chief Executive Officer, 515-576-7531

FINANCIAL HIGHLIGHTS OF NORTH CENTRAL BANCSHARES, INC. AND SUBSIDIARIES

Condensed Consolidated Statements of Financial Condition

(Unaudited)
(Dollars in Thousands, except per share and share
data)                                                 June 30, 2002      December 31, 2001
                                                    ---------------------------------------
Assets
    Cash and cash equivalents                          $   15,060           $   19,909
    Securities available for sale                          25,652               31,366
    Loans (net of allowance of loan loss of $3,118
    and $2,883, respectively)                             343,179              307,981
    Goodwill                                                4,971                4,971
    Other assets                                           16,117               15,148
                                                       ----------           ----------
       Total Assets                                    $  404,979           $  379,375
                                                       ==========           ==========
Liabilities
    Deposits                                           $  280,736           $  268,814
    Other borrowed funds                                   83,593               71,413
    Other liabilities                                       2,850                3,235
                                                       ----------           ----------
       Total Liabilities                                  367,179              343,462
Stockholders' Equity                                       37,800               35,913
                                                       ----------           ----------
      Total Liabilities and Stockholders' Equity       $  404,979           $  379,375
                                                       ==========           ==========
Stockholders' equity to total assets                         9.33%                9.47%
                                                       ==========           ==========
Book value per share                                   $    22.20           $    21.12
                                                       ==========           ==========
Total shares outstanding                                1,702,680            1,700,280
                                                       ==========           ==========

Condensed Consolidated Statements of Income
(Unaudited)
(Dollars in Thousands, except per share data)

                                                               For the Three Months                  For the Six Months
                                                                  Ended June 30,                       Ended June 30,
                                                              2002              2001               2002             2001
                                                       ----------------------------------------------------------------------

Interest income                                            $   6,760         $  6,922           $  13,291        $  13,963
Interest expense                                               3,498            4,255               6,992            8,636
                                                           ---------         --------           ---------        ---------
    Net interest income                                        3,262            2,667               6,299            5,327
Provision for loan loss                                           90               60                 270               90
                                                           ---------         --------           ---------        ---------
    Net interest income after provision for loan loss          3,172            2,607               6,029            5,237
Noninterest income                                             1,386            1,235               2,701            2,274
Noninterest expense                                            2,405            2,184               4,770            4,359
                                                           ---------         --------           ---------        ---------
    Income before income taxes                                 2,153            1,658               3,960            3,152
Income taxes                                                     729              548               1,305            1,061
                                                           ---------         --------           ---------        ---------
    Net income                                             $   1,424         $  1,110           $   2,655        $   2,091
                                                           =========         ========           =========        =========

Basic earnings per share                                   $   0.87          $    0.62          $    1.62        $    1.16
                                                           ========          =========          =========        =========
Diluted earnings per share                                 $   0.81          $    0.59          $    1.52        $    1.10
                                                           ========          =========          =========        =========

Selected Financial Ratios

                                                               For the Three Months                 For the Six Months
                                                                  Ended June 30,                      Ended June 30,

                                                              2002            2001                 2002            2001
                                                         ------------------------------------------------------------------
Performance ratios
    Net interest spread                                       3.14%           2.62%                3.06%           2.55%
    Net interest margin                                       3.44%           2.95%                3.38%           2.92%
    Return on average assets                                  1.42%           1.16%                1.35%           1.09%
    Return on average equity                                 15.41%          12.11%               14.49%          11.38%
    Efficiency ratio (noninterest expense divided by
      the sum of net interest income before provision
      for loan losses plus noninterest income)               51.75%           55.98%              53.01%          57.35%